Exhibit (j)(i)
CONFIDENTIAL TREATMENT REQUESTED BY PFPC
AMENDMENT
to the
CUSTODIAN SERVICES AGREEMENT
          This AMENDMENT (this “Amendment”) amends as of the 6th day of June, 2005 (the “Effective Date”), the Custodian Services Agreement, dated as of October 18, 2004 between Highland Floating Rate Advantage Fund (the “Fund”) and PFPC Trust Company (“PFPC Trust”) (the “Agreement”).
          For valuable consideration the receipt and sufficiency of which the parties hereto hereby acknowledge, the Fund and PFPC Trust hereby agree that, as of the Effective Date, the Agreement shall (without any further action by either of the parities hereto) be amended as follows:
1.	Section 12 is hereby modified by inserting the following new paragraph:
(d)	Notwithstanding anything in this Agreement to the contrary (other than as specifically provided in Section 13(h)(ii)(B)(4) and Section 13(h)(iii)(A) of this Agreement), the Fund shall be responsible for all filings, tax returns and reports on any transactions undertaken pursuant to this Agreement, or in respect of the Property or any collections undertaken pursuant to this Agreement, which may be requested by any relevant authority. In addition, the Fund shall be responsible for the payment of all taxes and similar items (including without limitation penalties and interest related thereto).
2.	Section 13(b)(iii) is deleted in its entirety and replaced with the following:
(iii)	payment of, subject to Written Instructions, interest, taxes (provided that tax which PFPC Trust considers is required to be deducted or withheld “at source” will be governed by Section 13(h)(ii)(B) of this Agreement), administration, accounting, distribution, advisory, management fees or similar expenses which are to be borne by the Fund;
3.	Section 13(c)(i) is revised by deleting the final two paragraphs in their entirety and replacing them with the following:
In addition, PFPC Trust may enter into arrangements with sub-custodians with respect to services regarding foreign assets Any such arrangement will be entered into as agreed in writing with the Fund and in accordance with the 1940 Act.
PFPC Trust shall remain responsible for the performance of all of its duties as described in this Agreement and shall hold the Fund harmless from its own acts or omissions, under the standards of care provided for herein and from the acts and omissions of any sub-custodian chosen by

CONFIDENTIAL TREATMENT REQUESTED BY PFPC
PFPC Trust under the terms of this sub-section (c) to the same extent that PFPC Trust is responsible for its own acts and omissions under this Agreement.
4.	Section 13(h) is modified to include the following:
(iii)	Other Matters.
          (A) subject to receipt of such documentation and information as PFPC Trust may request, PFPC Trust will, in such jurisdictions as PFPC Trust may agree from time to time, seek to reclaim or obtain a reduction with respect to any withholdings or other taxes relating to assets maintained hereunder (provided that PFPC Trust will not be liable for failure to obtain any particular relief in a particular jurisdiction); and
          (B) PFPC Trust is authorized to deduct or withhold any sum in respect of tax which PFPC Trust considers is required to be deducted or withheld “at source” by any relevant law or practice.
5.	Section 13(m) is deleted in its entirety and replaced with the following:
(m)	Crediting of Accounts. PFPC Trust may in its sole discretion credit a Fund with respect to income, dividends, distributions, coupons, option premiums, other payments or similar items prior to PFPC Trust’s actual receipt thereof, and in addition PFPC Trust may in its sole discretion credit or debit the assets in a Fund on a contractual settlement date with respect to any sale, exchange or purchase applicable to the Fund; provided that nothing herein or otherwise shall require PFPC Trust to make any advances or credit any amounts until PFPC Trust’s actual receipt thereof. If PFPC Trust credits any Fund with respect to (a) income, dividends, distributions, coupons, option premiums, other payments or similar items on a contractual payment date or otherwise in advance of PFPC Trust’s actual receipt of the amount due, (b) the proceeds of any sale or other disposition of assets on the contractual settlement date or otherwise in advance of PFPC Trust’s actual receipt of the amount due or (c) provisional crediting of any amounts due, and (i) PFPC Trust is subsequently unable to collect full and final payment for the amounts so credited within a reasonable time period using reasonable efforts or (ii) pursuant to standard industry practice, law or regulation PFPC Trust is required to repay to a third party such amounts so credited, or if any Property has been incorrectly credited, PFPC Trust shall have the absolute right in its sole discretion without demand to reverse any such credit or payment, to debit or deduct the amount of such credit or payment from the applicable Fund, and to otherwise pursue recovery of any such amounts so credited from the Fund. The Fund hereby grants to PFPC Trust and to each sub-custodian utilized by PFPC Trust in connection with providing services to the Fund a first priority contractual possessory security interest in and a right of setoff against the assets

CONFIDENTIAL TREATMENT REQUESTED BY PFPC
maintained under this Agreement in the amount necessary to secure the return and payment to PFPC Trust and each such sub-custodian of any advance or credit made by PFPC Trust and/or by such sub-custodian (including reasonable charges related thereto) to such Fund. Notwithstanding anything in this Agreement to the contrary, PFPC Trust shall be entitled to assign any rights it has under this sub-section (m) to any sub-custodian utilized by PFPC Trust in connection with providing services to the Fund which sub-custodian makes any credits or advances with respect to the Fund.
6.	Section 13 is hereby modified by inserting the following new paragraphs:
(o)	Excess Cash Sweep. PFPC Trust will, consistent with applicable law, sweep any net excess cash balances daily into an investment vehicle or other instrument designated in writing by the Fund, subject to a fee, paid to PFPC Trust for such service, to be agreed between the parties. Such investment vehicle or instrument may be offered by an affiliate of PFPC Trust or by a PFPC Trust client and PFPC Trust may receive compensation therefrom.

(p)	PFPC Trust and/or sub-custodians may enter into or arrange foreign exchange transactions (at such rates as they may consider appropriate) in order to facilitate transactions under this Agreement, and such entities and/or their affiliates may receive compensation in connection with such foreign exchange transactions.
7. This Amendment contains the entire understanding between the parties with respect to the services contemplated hereby. Except as expressly set forth herein, the Agreement shall remain unaffected hereby.

CONFIDENTIAL TREATMENT REQUESTED BY PFPC
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first above written.

HIGHLAND FLOATING RATE ADVANTAGE FUND		PFPC TRUST COMPANY

By:	/s/ Joe Dougherty	By:	/s/ Edward A. Smith, III
Name:	Joe Dougherty	Name:	Edward A. Smith, III
Title:	Senior Vice President	Title:	VICE PRESIDENT

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